UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

RECLAMATION CONSULTING & APPLICATIONS, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

75621X10

(CUSIP Number)

Susan Garrod

Pala Investments Holdings Limited

12 Castle Street

St. Helier, Jersey JE2 3RT

Channel Islands

+44-1534-639815

and

Jan Castro

Pala Investments AG

Dammstrasse 19

6300 Zug

Switzerland

+41-41-560-9070

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 31, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75621X10

1.	Names of Reporting Persons Pala Investments Holdings Limited N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Jersey, Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 158,492,578

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 94,002,270

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 158,492,578

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 74.3%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 75621X10

1.	Names of Reporting Persons Vladimir Iorich N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 158,492,578

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 94,002,270

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 158,492,578

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 74.3%

14.	Type of Reporting Person (See Instructions) IN

  This Amendment No. 1 amends and restates the statement on Schedule 13D filed on March 17, 2008 by Pala Investments Holdings Limited and Vladimir Iorich relating to the common stock of Reclamation Consulting and Applications, Inc.

Item 1.	Security and Issuer

The security to which this statement on Schedule 13D (this “Schedule 13D”) relates is common stock, par value $0.01 per share, of Reclamation Consulting and Applications, Inc. (“RCAI Common Stock”).

Reclamation Consulting and Applications, Inc. (“RCAI”) is a Colorado corporation with its principal executive offices located at 940 Calle Amanecer, Suite E, San Clemente, California 92673.

Item 2.	Identity and Background

(a), (b) and (c)

This Schedule 13D is being filed jointly on behalf of the following persons: (1) Pala Investments Holdings Limited (“PIHL”), a Jersey company, and (2) Vladimir Iorich, a German citizen (collectively, the “Reporting Persons”).

PIHL, based in Jersey, Channel Islands, is a $1 billion multi-strategy alternative investment company with a particular focus on mining and natural resource companies in both developed and emerging markets. The principal address of PIHL is 12 Castle Street, St. Helier, Jersey JE2 3RT, Channel Islands, United Kingdom. PIHL is 95% owned by Pala Group Holdings Limited (“PGHL”), a Jersey company. In turn, PGHL is wholly owned by Vladimir Iorich. The directors of each of PIHL and PGHL are Susan Garrod, David Hopkins, and Keith Mackenzie. Ms. Garrod and Mr. Mackenzie are citizens of the United Kingdom, and Mr. Hopkins is a citizen of the Republic of Ireland. The present principal occupations of each is as a director of PIHL, and their business address is 12 Castle Street, St. Helier, Jersey JE2 3RT, Channel Islands, United Kingdom. Mr. Hopkins also serves as a director for Osiris Management Services Limited, Trust and Company Administration Services.

Vladimir Iorich is a citizen of Germany and is an officer of Pala Investments AG, the exclusive advisors to PIHL. Mr. Iorich’s principal business address is c/o Pala Investments AG, Dammstrasse 19, 6300 Zug, Switzerland.

(d) and (e)

During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On December 12, 2007, RCAI issued a Secured Convertible Debenture (the “Initial Debenture”) to PIHL. The Initial Debenture provides for RCAI to receive $5,000,000 from PIHL in two tranches: a first tranche of $3,000,000, which funded immediately on closing (the “First Tranche”), and a second tranche of $2,000,000, which RCAI will be entitled to receive if RCAI meets certain performance benchmarks by December 31, 2008, or which may otherwise be provided at PIHL’s discretion (the “Second Tranche”).

On March 28, 2008, the Initial Debenture was amended by an Omnibus Amendment (the “Omnibus Amendment” and, together with the Initial Debenture, the “Debenture”). The Omnibus Amendment provides for RCAI to receive $2,500,000 from PIHL (the “Third Tranche”), which funded on March 31, 2008.

The Debenture carries interest of 12% per annum, compounding quarterly, and matures on December 11, 2010 (the “Maturity Date”).

The source of PIHL’s funds for the Debenture is the sale of shares by Vladimir Iorich in Mechel OAO (“Mechel”). This sale was announced in a Form 6-K filed with the U.S. Securities and Exchange Commission (“SEC”) by Mechel on February 10, 2006.

Item 4.	Purpose of Transaction
The information set forth in Items 3, 5 and 6 of this Schedule 13D and the Exhibits to this Schedule 13D is incorporated herein by reference.

PIHL has entered into the Debenture with RCAI primarily for investment purposes. As discussed in Items 5 and 6, PIHL may exercise voting control with regard to the matters subject to a Voting Agreement to the extent the other parties to the Voting Agreement do not vote their shares in accordance with such agreement. In addition, the Debenture imposes a number of restrictions and requirements on RCAI as discussed in Item 6.

Pursuant to the Debenture, PIHL will have the option to convert the outstanding balance of principal and accrued but unpaid interest into shares of RCAI Common Stock at a conversion price of $0.14 per share with regard to the First Tranche and $0.07 per share with regard to the Second Tranche and Third Tranche. The Debenture requires RCAI to amend its Articles of Incorporation to effect a 1-for-2 reverse split of its outstanding common stock and to increase the authorized shares of common stock from 150,000,000 to 200,000,000 (the “Share Reorganization”). RCAI is required to complete the Share Reorganization no later than May 25, 2008. PIHL’s conversion rights commence on the effective date of the Share Reorganization and continue until the Maturity Date.

In addition, for every dollar of principal advanced under the Debenture, PIHL is entitled to a warrant (a “Warrant” and collectively the “Warrants”) to purchase one share of RCAI Common Stock at $0.21 per share. The Warrants expire on December 11, 2010. PIHL has received 3,000,000 Warrants in connection with the First Tranche and 2,500,000 Warrants in connection with the Third Tranche and will be entitled to an additional 2,000,000 Warrants in the event the Second Tranche funds.

In the 1-for-2 reverse split to be effected as part of the Share Reorganization and in any future reverse split, the number of Warrants is not subject to adjustment, but the Warrant exercise price will be adjusted upwards. As adjusted for the Share Reorganization, the 5,500,000 Warrants with an exercise price of $0.21 per share already received by PIHL will be 5,500,000 Warrants with an exercise price of $0.42 per share.

As long as RCAI is not in default under the Debenture and the representations and warranties RCAI made in the Debenture as of December 12, 2007 remain true and accurate, RCAI is entitled to receive the $2,000,000 Second Tranche if RCAI meets all of the following benchmarks by December 31, 2008 (the “Benchmarks”), however, PIHL may fund the Second Tranche at its sole discretion even if RCAI does not meet the Benchmarks:

•                  RCAI has generated positive net cash provided from operating activities (as defined under U.S. Generally Accepted Accounting Principles) for the second quarter of its 2009 fiscal year; and

•                  RCAI has signed orders or contracts for the sale of at least 1,000,000 gallons of Alderox during calendar year 2009.

Pursuant to a Registration Rights Agreement entered into between RCAI and PIHL concurrent with the issuance of the Debenture, RCAI is required to register the shares underlying the Warrants and the shares receivable on conversion of the Debenture with the SEC for resale by PIHL. PIHL’s right to demand the registration of these shares commences on the date RCAI accomplishes the Share Reorganization. Following any such demand by PIHL, RCAI must file a registration statement within 60 days and use reasonable best efforts to cause it to be declared effective as soon as possible and to keep such statement effective until June 11, 2011, unless the shares are sold sooner or qualify sooner for sale pursuant to Rule 144(k). The description of the Registration Rights Agreement in this Schedule 13D is qualified in its entirety by reference to the full text of such agreement, which is included as an Exhibit hereto and incorporated by reference herein.

The Reporting Persons intend to monitor their investment in RCAI on an ongoing basis and to take such measures as they deem appropriate from time to time in furtherance of their interests. The Reporting Persons may from time to time, and subject to the limitations of the Debenture, convert the outstanding balance of principal and unpaid interest into RCAI Common Stock, exercise any outstanding Warrants to purchase RCAI Common Stock, acquire RCAI Common Stock through public or private transactions, dispose of some or all shares of RCAI Common Stock then beneficially owned by them, discuss RCAI’s business, operations, or other affairs with RCAI’s management, board of directors, stockholders or others, explore an extraordinary corporate transaction, such as a sale, merger, reorganization or liquidation involving RCAI or take such other similar actions as the Reporting Persons may deem appropriate.

Notwithstanding the foregoing, except as described in this Item 4 and in Item 6, none of the Reporting Persons has any present plan or proposal which relates to or would result in any of the matters referred to in Items (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons do, however, reserve the right to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

Item 5.	Interest in Securities of the Issuer

(a) and (b)  The information contained on the cover pages to this Schedule 13D and Item 6 is incorporated herein by reference.

As of the date of this Schedule 13D, the Reporting Persons held no shares of RCAI Common Stock. However, PIHL may be deemed to beneficially own 158,492,578 shares of RCAI Common Stock, which constitutes approximately 74.3% of the outstanding shares of Common Stock as calculated pursuant to Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended. Of these shares, 5,500,000 shares are issuable to PIHL on the exercise of currently outstanding warrants, 2,000,000 shares are issuable to PIHL on the exercise of warrants received upon advancing the Second Tranche pursuant to the Debenture, 21,428,571 shares are issuable to PIHL on the conversion of the principal amount of the First Tranche of the secured convertible debenture following the implementation of the Share Reorganization, 28,571,428 shares are issuable to PIHL on the conversion of the principal amount of the Second Tranche, if such tranche is advanced, of the secured convertible debenture following the implementation of the Share Reorganization, and 35,714,285 shares are issuable to PIHL on the conversion of the principal amount of the Third Tranche of the secured convertible debenture following the implementation of the Share Reorganization (collectively, the “Debenture Shares”). Under the Debenture, PIHL may also convert any accrued but unpaid interest into shares of RCAI Common Stock, which shares are not included in the preceding calculation of the Debenture Shares. As of March 31, 2008, $110,318 in accrued, unpaid interest has been capitalized to the principal amount of the First Tranche, which is convertible into 787,986 shares of RCAI Common Stock (the “Interest Shares”). In addition, pursuant to the Voting Agreement discussed in Item 6 below, PIHL has obtained an irrevocable proxy to vote the shares of RCAI Common Stock held by the other parties to the Voting Agreement on the matters subject thereto to the extent such party does not vote his or her shares in accordance with the Voting Agreement. Of the 158,492,578 shares of RCAI Common Stock that PIHL may be deemed to beneficially own, 64,490,308 shares are currently subject to the irrevocable limited proxy granted to PIHL (the “Proxy Shares”).

PIHL exercises investment discretion and voting power over the Debenture Shares and Interest Shares. As discussed in Item 6 below, with respect to the Proxy Shares, PIHL may exercise voting control with regard to the matters subject to the Voting Agreement to the extent the other parties to the Voting Agreement do not vote their shares in accordance with such agreement. In addition, because Mr. Iorich may replace any or all members of the boards of PIHL and PGHL, Mr. Iorich may be deemed to have voting and investment discretion with respect to the Debenture Shares and Interest Shares and, with respect to the Proxy Shares, voting control with regard to the matters subject to the Voting Agreement to the extent the other parties to the Voting Agreement do not vote their shares in accordance with such agreement.

(c)  Except as set forth in this Schedule 13D, to the best knowledge of each of the Reporting Persons, none of the Reporting Persons and no other person described in Item 2 hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of RCAI Common Stock.

(d)  Other than the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of RCAI Common Stock that the Reporting Persons may acquire, except that each of the other parties to the Voting Agreement has the right to receive dividends and/or the proceeds from the sale of those Proxy Shares beneficially owned by that party.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3, 4 and 5 of this Schedule 13D is incorporated herein by reference.

Voting Agreement

In connection with the issuance of the Initial Debenture, RCAI, PIHL and six RCAI stockholders entered into a Voting and Right of First Refusal Agreement (the “Voting Agreement”). The six shareholders who are parties to the Voting Agreement are executive officers and directors of RCAI: Michael C. Davies, Gordon W. Davies and Paul Hughes; and the three largest shareholders of RCAI: Sally Holden, Paul Hazell and Canvasback Company Limited. The Voting Agreement remains in effect until:

•                  The date on which the Debenture is repaid in full, if PIHL has not elected to convert the Debenture into shares of RCAI Common Stock; and

•                  The date on which PIHL beneficially owns less than 10% of the Company’s outstanding shares.

Pursuant to the Voting Agreement, PIHL and the six shareholders must vote all of their RCAI Common Stock as necessary to elect a designee of PIHL to the RCAI Board of Directors and to effect the Share Reorganization. PIHL has obtained an irrevocable proxy to vote the shares of RCAI Common Stock held by the six shareholders on the matters subject to the Voting Agreement to the extent any such shareholder does not vote his or her shares in accordance with the Voting Agreement.

As the six shareholders control a majority of RCAI outstanding stock, the election of PIHL’s designee, if any, is assured and shareholder approval of the Share Reorganization is assured. As of the date of this Schedule 13D, PIHL has not designated a director. Additionally, in the event any of the six shareholders proposes to sell or otherwise dispose of his or her shares, the Voting Agreement provides that PIHL receive a right of first refusal to purchase such shares on the same terms as those proposed. The right of first refusal does not apply to certain permitted dispositions such as transfers to certain family members, provided the recipient agrees to be bound by the restrictions of the Voting Agreement.

The Voting Agreement also provides for RCAI to provide the following to PIHL: (i) right of first refusal on future financings, substantially similar to those of the right of first refusal provision in the Debenture Agreement discussed below; (ii) monthly sales reports and financial statements; and (iii) an opportunity to enter into a non-exclusive distribution agreement on terms no less favorable than those provided to any other distributor of RCAI products. RCAI and PIHL are currently negotiating the terms of the non-exclusive distribution agreement.

Debenture

Pursuant to and during the term of the Debenture, PIHL has a right of first refusal on financings by RCAI with the exception of transactions involving the following:

•                  RCAI issuance of any securities (other than for cash) in connection with a merger, acquisition or consolidation;

•                  RCAI issuance of securities in connection with license agreements, joint ventures and other similar strategic partnering arrangements, so long as such issuances are not for the primary purpose of raising capital;

•                  RCAI issuance of common stock or the issuance or grants of options to purchase common stock pursuant to stock option plans and employee stock purchase plans;

•                  Any issuances of stock as a result of the exercise of options or warrants or conversion of convertible notes which are granted or issued prior to the Debenture;

•                  Any warrants issued to PIHL pursuant to or otherwise for the transactions contemplated by the Debenture;

•                  Any financing which by its terms is to fund at or following the Maturity Date, or which is entered into for the purpose of repaying the Debenture; and

•                  Permitted Indebtedness (as defined below).

The right of first refusal provisions require RCAI to give PIHL written notice of any proposed non-exempt financings, prior to proceeding with such financing. On receiving such notice, PIHL has 15 trading days to elect to provide the financing on the proposed terms before RCAI can proceed with obtaining such financing from a third party.

Without PIHL’s approval, RCAI may not enter into any further indebtedness other than the following (the “Permitted Indebtedness”):

•                  All accounts payable generated in the normal course of business;

•                  Additional advances on RCAI’s existing line of credit from Canvasback Company Limited (the “Canvasback Line of Credit), provided that the aggregate outstanding balance shall not exceed $230,000;

•                  Indebtedness with respect to capital lease obligations (including leases of real property) or other obligations for equipment purchases not to exceed $100,000;

•                  Loans or advances on a credit facility or facilities, provided the terms thereof are not substantially more burdensome than those of the Canvasback Line of Credit and the aggregate balance of such loans or advances together with that of the outstanding balance of the Canvasback Line of Credit is not more than the maximum balance of the Canvasback Line of Credit; and

•                  Extensions, renewals, refundings, refinancings, modifications, amendments and restatements of the above items or any indebtedness existing as of the date of the Debenture, provided that (i) the principal amount thereof is not increased and (ii) the terms are not modified to impose substantially more burdensome terms upon RCAI.

The Debenture imposes a number of other restrictions and requirements on RCAI. Without PIHL’s approval RCAI may not:

•                  Allow itself to be listed on the TSX Venture Exchange or on any other exchange, provided however that RCAI may allow its shares to be traded on the Over-the-Counter Bulletin Board or the Pink Sheets;

•                  Amend its Articles of Incorporation or Bylaws except as permitted or required by the Debenture;

•                  Sell, or otherwise dispose of RCAI assets (other than the sale of inventory in the ordinary course of business) or liquidate, dissolve or suspend business operations;

•                  Transfer any of the intellectual property or permit any agreement under which RCAI has licensed intellectual property to lapse. RCAI may only license intellectual property in the ordinary course of business in connection with sales of inventory or provision of services to its customers, including but not limited to entering into distribution agreements;

•                  Participate in a consolidation or merger, or similar reorganization with another company;

•                  Engage in any line of business materially different from the present line of business, or purchase, lease or otherwise acquire assets not related to the business;

•                  Adopt any material change in accounting principles other than as required by U.S. Generally Accepted Accounting Principles or adopt, permit or consent to any change in its fiscal year;

•                  Transfer the chief executive office of RCAI or principal place of business of RCAI, or move, relocate, close or sell any business location; or

•                  Enter into any exclusive distribution agreement, or any agreement that commits a minimum volume of supply to a distributor, unless RCAI can terminate such agreement by providing a maximum of 90 days notice.

The Debenture also requires RCAI to provide PIHL with monthly sales reports and financial statements.

The Debenture also requires RCAI to enter into a consulting agreement with Melior AG, an indirect, wholly owned subsidiary of PIHL, as soon as practicable following the execution of the Omnibus Amendment. The terms of such consulting agreement must be consistent with the following:

•                  Term of two years from the date of signing the consulting agreement;

•                  For year one, Melior AG will receive $200,000, payable in shares of RCAI Common Stock at the conversion price of $0.07 per share; and

•                  For year two, Melior AG will receive $350,000, payable in shares of RCAI Common Stock at the conversion price of $0.07 per share.

The descriptions of the Voting Agreement and Debenture in this Schedule 13D do not purport to be complete and are qualified in their entirety by reference to the complete text of such agreements, which are included as Exhibits hereto and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

1.                                       Joint Filing Agreement, dated as of March 17, 2008, by and among the Reporting Persons (incorporated by reference to Exhibit 1 to the Reporting Persons’ statement on Schedule 13D filed on March 17, 2008).

2.                                       Secured Convertible Debenture, dated as of December 12, 2007, between Pala Investments Holdings Limited and Reclamation Consulting and Applications, Inc. (incorporated by reference to Exhibit  4.1 to Reclamation Consulting and Application, Inc.’s Current Report on Form 8-K filed on December 18, 2007).

3.                                       Omnibus Amendment, dated as of March 28, 2008, between Pala Investments Holdings Limited and Reclamation Consulting and Applications, Inc. *

4.                                       Voting and Right of First Refusal Agreement, dated as of December 12, 2007, by and among Pala Investments Holdings Limited, Reclamation Consulting and Applications, Inc. and the stockholders set forth on Exhibit A (incorporated by reference to Exhibit 4.3 to Reclamation Consulting and Application, Inc.’s Current Report on Form 8-K filed on December 18, 2007).

5.                                       Registration Rights Agreement, dated as of December 12, 2007, between Pala Investments Holdings Limited and Reclamation Consulting and Applications, Inc. (incorporated by reference to Exhibit 4.4 to Reclamation Consulting and Application, Inc.’s Current Report on Form 8-K filed on December 18, 2007).

*  Filed herewith.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 2, 2008
PALA INVESTMENTS HOLDINGS LIMITED

	By:	/s/ Susan Garrod
		Name:	Susan Garrod
		Title:	Director

Date: April 2, 2008

	By:	/s/ Vladimir Iorich
		Name:	Vladimir Iorich